Exhibit 10.1

Certain identified information has been omitted because it is both not material and is the type that the registrant treats as private or confidential.

Power Purchase Agreement

Sunnyside nursing and post-acute care center, torrance, ca

solar + BESS Microgrid

Solar Power Purchase Agreement

This Solar Power Purchase Agreement (this “Agreement”) is entered into by the parties listed below (each a “Party” and collectively the “Parties”) as of the date signed by Seller below (the “Effective Date”).

Purchaser:	Sunnyside ASL	Seller:	NextNRG Sunnyside Microgrid LLC
Name and Address	Sunnyside Nursing and Post-Acute Care Center 22617 S. Vermont Avenue Torrance, CA 90205 Attention: Dan Gan-El	Name and Address	NextNRG Sunnyside Microgrid LLC 407 Lincoln Road, Suite 9F Miami Beach, Florida 33139 Attention: James Scrivener
Phone	(___) ___-_______	Phone	(305) 786-NEXT
Fax	None	Fax	(___) ___-_______
E-mail	_______@_____________	E-mail	js@nextnrg.com
Premises Ownership	Purchaser [_] owns [X] leases the Premises. List Premises Owner, if different from Purchaser: FAMILY HEALTH AND HOUSING	Additional Seller Information

This Agreement sets forth the terms and conditions of the purchase and sale of solar generated electric energy from the solar panel system described in Exhibit 2 (the “System”) and installed at the Purchaser’s facility described in Exhibit 2 (the “Facility”).

The exhibits listed below are incorporated by reference and made part of this Agreement.

Exhibit 1	Basic Terms and Conditions
Exhibit 2	System Description
Exhibit 3	Credit Information
Exhibit 4	General Terms and Conditions
Exhibit 5	Form of Memorandum of License
Exhibit 6	Form of Easement Agreement

Purchaser:	Sunnyside Nursing and Post-Acute Care Center	Seller:	NextNRG Sunnyside Microgrid LLC

Signature:		Signature:

Printed Name:	Dan Gan-El	Printed Name:	Michael Farkas

Title:	CFO	Title:	CEO

Date:		Date:

Exhibit 1

Basic Terms and Conditions

1.	Term: Twenty (28) years, beginning on the Commercial Operation Date.

2.	Additional Terms: Up to two (2) Additional Terms of five (5) years each.

3.	Environmental Incentives and Environment Attributes: Accrue to Seller.

4.	Contract Price:

5.	Condition Satisfaction Date: January 24, 2026

6.	Anticipated Commercial Operation Date: October 30, 2026

7.	Rebate Variance. All prices in this Agreement are calculated based on an upfront rebate of $0. If the actual rebate is lower than calculated, prices will be adjusted pro-rata to reflect the actual rebate received.

8.	Purchaser Options to Purchase System. [_] None [X] or as set forth in Section 16(b).

9.	Outside Commercial Operation Date: December 30, 2026.

10.	System Installation:

Includes:

[X] Design, engineering, permitting (including any permits needed to meet HCAi standards related to the microgrid), one new shingle roof installed, installation, monitoring, rebate application and paperwork processing of the System.

[X] Limited Warranty.

[_] List of Approved Subcontractors [_] Any like substantive equipment, in the sole discretion of the Seller.

[_] State or Utility Rebate, if any. Describe: Davis-Bacon and Related Acts

Excludes:	Unforeseen groundwork (including, but not limited to, excavation/circumvention of underground obstacles), upgrades or repair to the Facility or utility electrical infrastructure, payment bonds, performance bond(s), tree removal, or tree trimming.

Exhibit 2

System Description

System Location: Sunnyside Nursing and Post-Acute Care Center

1.	22617 S. Vermont Avenue, Torrance, CA 90502

Building Owner: Family Health & Housing, 6100 Wilshire, Los Angeles, CA, 90048

2.	System Size (DC kW): 409 kW Solar + 300 kW/1,200 kWh Battery Energy Storage System

3.	Expected First Year Energy Production (kWh): 627,140

4.	Performance Guarantee: Service Provider shall provide a guaranty of the performance of the Battery.

1.	Expected Structure: [_] Ground Mount [X] Roof Mount [_] Parking Structure [_] Other

2.	Expected Module(s):

Manufacturer/Model	Quantity
QCells DuoPeak or equivalent	691

3.	Expected Inverter(s):

Manufacturer/Model	Quantity
Solar Edge 200 kW or equivalent	2

4.	Facility and System Layout: See Exhibit 2, Attachment A

5.	Utility:_Southern California Edison

Exhibit 2

Attachment A:

Facility and System Layout

[***]

Exhibit 3

Credit Information

Promptly following the execution of this Agreement, Purchaser shall supply Seller with the following credit information:

[***]

The above information and any information attached is furnished to Seller and its Financing Parties in connection with the Application of credit for which you may apply or credit you may guarantee. You acknowledge and understand that the Lender is relying on this information in deciding to grant or continue credit or to accept a guarantee of credit. You represent, warranty and certify that the information provided herein is true, correct and complete. The Lender is authorized to make all inquiries deemed necessary to verify the accuracy of the information contained herein and to determine your creditworthiness. You authorize any person or consumer-reporting agency to give the Lender any information it may have about you. You authorize the Lender to answer questions about its credit experience with you. Subject to any non-disclosure agreement between you and Lender, this form and any other information given to the Lender shall be the Lender’s property. If your application for business credit is denied you have the right to a written statement of the specific reason for the denial. To obtain the statement, please contact Seller at (305) 786-NEXT 6398, _______, _____. You must contact us within 60 days from date you are notified of our decision. We will send you a written statement of reasons for the denial within 30 days of receiving your request.

NOTICE: The Federal Equal Opportunity Act prohibits creditors from discriminating against credit applicants on the basis of race, color, religion, national origin, sex, marital status or age (provided the applicant has the capacity to enter into a binding contract); because all or part of the applicant’s income derives from any public assistance programs; or because the applicant has in good faith exercised any right under the Consumer Credit Protection Act. The federal agency that administers compliance with this law concerning this creditor is the Office of the Comptroller of the Currency, Customer Assistance Unit, 1301 McKinney Street, Suite 3450, Houston, Texas 77010-9050. Seller is an equal opportunity lender.

Signature:	Title:	Date:

Exhibit 4

Solar Power Purchase Agreement

General Terms and Conditions

August 8, 2025 NextNRG Commercial Version 1.0

1.	Definitions and Interpretation: Unless otherwise defined or required by the context in which any term appears: (a) the singular includes the plural and vice versa; (b) the words “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not to any particular section or subsection of this Agreement; (c) references to any agreement, document or instrument mean such agreement, document or instrument as amended, modified, supplemented or replaced from time to time; and (d) the words “include,” “includes” and “including” mean include, includes and including “without limitation.”The captions or headings in this Agreement are strictly for convenience and shall not be considered in interpreting this Agreement.

2.	Purchase and Sale of Electricity. Purchaser shall purchase from Seller, and Seller shall sell to Purchaser, all of the electric energy generated by the System during the Initial Term and any Additional Term (as defined in Exhibit 1, and collectively the “Term”). Electric energy generated by the System will be delivered to Purchaser at the delivery point identified on Exhibit 2 (the “Delivery Point”). Purchaser shall take title to the electric energy generated by the System at the Delivery Point, and risk of loss will pass from Seller to Purchaser at the Delivery Point. Purchaser may purchase electric energy for the Facility from other sources if the Purchaser’s electric requirements at the Facility exceed the output of the System. Any purchase, sale and/or delivery of electric energy generated by the System prior to the Commercial Operation Date shall be treated as purchase, sale and/or delivery of limited amounts of test energy only and shall not indicate that the System has been put in commercial operation by the purchase, sale and/or delivery of such test energy.

3.	Term and Termination.

a.	Initial Term. The initial term (“Initial Term”) of this Agreement shall commence on the Commercial Operation Date (as defined below) and continue for the length of time specified in Exhibit 1, unless earlier terminated as provided for in this Agreement. The “Commercial Operation Date” is the date Seller gives Purchaser written notice that the System is mechanically complete and capable of providing electric energy to the Delivery Point. Such notice shall be deemed effective unless Purchaser reasonably objects within five (5) days of the date of such notice. Upon Purchaser’s request, Seller will give Purchaser copies of certificates of completion or similar documentation from Seller’s contractor and the interconnection or similar agreement with the entity authorized and required under applicable law to provide electric distribution service to Purchaser at the Facility (the “Utility”), as set forth on Exhibit 2. This Agreement is effective as of the Effective Date and Purchaser’s failure to enable Seller to provide the electric energy by preventing it from installing the System or otherwise not performing shall not excuse Purchaser’s obligations to make payments that otherwise would have been due under this Agreement.

b.	Additional Terms. Prior to the end of the Initial Term or of any applicable Additional Term, as defined below, if Purchaser has not exercised its option to purchase the System, either Party may give the other Party written notice of its desire to extend this Agreement on the terms and conditions set forth herein for the number and length of additional periods specified in Exhibit 1 (each such additional period, an “Additional Term”). Such notice shall be given, if at all, not more than one hundred twenty (120) and not less than sixty (60) days before the last day of the Initial Term or the then current Additional Term, as applicable. The Party receiving the notice requesting an Additional Term shall respond positively or negatively to that request in writing within thirty (30) days after receipt of the request. Failure to respond within such thirty (30) day period shall be deemed a rejection of the offer for an Additional Term. If both Parties agree to an Additional Term, the Additional Term shall begin immediately upon the conclusion of the Initial Term or the then current term on the same terms and conditions as set forth in this Agreement. If the Party receiving the request for an Additional Term rejects or is deemed to reject the first Party’s offer, this Agreement shall terminate at the end of the Initial Term (if the same has not been extended) or the then current Additional Term.

4.	Billing and Payment.

a.	Monthly Charges. Purchaser shall pay Seller monthly for the electric energy generated by the System and delivered to the Delivery Point at the $/kWh rate shown in Exhibit 1 (the “Contract Price”). The monthly payment for such energy will be equal to the applicable $/kWh rate multiplied by the number of kWh of energy generated during the applicable month, as measured by the System meter.

b.	Monthly Invoices. Seller shall invoice Purchaser monthly, either manually or through ACH. Such monthly invoices shall state (i) the amount of electric energy produced by the System and delivered to the Delivery Point, (ii) the rates applicable to, and charges incurred by, Purchaser under this Agreement and (iii) the total amount due from Purchaser. The Contract Price includes ACH invoicing. If manual invoicing is required, a twenty five dollar ($25) handling charge will be added to each invoice.

c.	Taxes. Purchaser shall either pay or reimburse Seller for any and all taxes assessed on the generation, sale, delivery or consumption of electric energy produced by the System or the interconnection of the System to the Utility’s electric distribution system, including property taxes with respect to the Premises (but excluding the System) ; provided, however, Purchaser will not be required to pay or reimburse Seller for any taxes during periods when Seller fails to deliver electric energy to Purchaser for reasons other than Force Majeure or as a result of Purchaser’s acts or omissions. For purposes of this Section 4(d), “Taxes” means any federal, state and local ad valorem, property, occupation, generation, privilege, sales, use, consumption, excise, transaction, and other taxes, regulatory fees, surcharges or other similar charges, but shall not include any income taxes or similar taxes imposed on Seller’s revenues due to the sale of energy under this Agreement, which shall be Seller’s responsibility.

d.	Payment Terms. All amounts due under this Agreement shall be due and payable net thirty (30) days from receipt of invoice. Any undisputed portion of the invoice amount not paid within the thirty (30) day period shall accrue interest at the annual rate of two and one-half percent (2.5%) over the prime rate, as published in the Wall Street Journal (but not to exceed the maximum rate permitted by law).

5.	Environmental Attributes and Environmental Incentives.

Unless otherwise specified on Exhibit 1, Seller is the owner of all Environmental Attributes and Environmental Incentives and is entitled to the benefit of all Tax Credits, and Purchaser’s purchase of electricity under this Agreement does not include Environmental Attributes, Environmental Incentives or the right to Tax Credits or any other attributes of ownership and operation of the System, all of which shall be retained by Seller. Purchaser shall cooperate with Seller in obtaining, securing and transferring all Environmental Attributes and Environmental Incentives and the benefit of all Tax Credits, including by using the electric energy generated by the System in a manner necessary to qualify for such available Environmental Attributes, Environmental Incentives and Tax Credits. Purchaser shall not be obligated to incur any out–of–pocket costs or expenses in connection with such actions unless reimbursed by Seller. If any Environmental Incentives are paid directly to Purchaser, Purchaser shall immediately pay such amounts over to Seller. To avoid any conflicts with fair trade rules regarding claims of solar or renewable energy use, Purchaser, if engaged in commerce and/or trade, shall submit to Seller for approval any press releases regarding Purchaser’s use of solar or renewable energy and shall not submit for publication any such releases without the written approval of Seller. Approval shall not be unreasonably withheld, and Seller’s review and approval shall be made in a timely manner to permit Purchaser’s timely publication.

“Environmental Attributes” means any and all credits, benefits, emissions reductions, offsets, and allowances, howsoever entitled, attributable to the System, the production of electrical energy from the System and its displacement of conventional energy generation, including (a) any avoided emissions of pollutants to the air, soil or water such as sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO) and other pollutants; (b) any avoided emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulfur hexafluoride and other greenhouse gases (GHGs) that have been determined by the United Nations Intergovernmental Panel on Climate Change, or otherwise by law, to contribute to the actual or potential threat of altering the Earth’s climate by trapping heat in the atmosphere; and (c) the reporting rights related to these avoided emissions, such as Green Tag Reporting Rights and Renewable Energy Credits. Green Tag Reporting Rights are the right of a party to report the ownership of accumulated Green Tags in compliance with federal or state law, if applicable, and to a federal or state agency or any other party, and include Green Tag Reporting Rights accruing under Section 1605(b) of The Energy Policy Act of 1992 and any present or future federal, state, or local law, regulation or bill, and international or foreign emissions trading program. Environmental Attributes do not include Environmental Incentives and Tax Credits. Purchaser and Seller shall file all tax returns in a manner consistent with this Section 5. Without limiting the generality of the foregoing, Environmental Attributes include carbon trading credits, renewable energy credits or certificates, emissions reduction credits, emissions allowances, green tags tradable renewable credits and Green-e® products.

“Environmental Incentives” means any and all credits, rebates, subsidies, payments or other incentives that relate to self–generation of electricity, the use of technology incorporated into the System, environmental benefits of using the System, or other similar programs available from the Utility, any other regulated entity, the manufacturer of any part of the System or any Governmental Authority.

“Governmental Authority” means any national, state or local government (whether domestic or foreign), any political subdivision thereof or any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau or entity (including the Federal Energy Regulatory Commission or the California Public Utilities Commission), or any arbitrator with authority to bind a party at law.

“Tax Credits” means any and all (a) investment tax credits, (b) production tax credits and (c) similar tax credits or grants under federal, state or local law relating to the construction, ownership or production of energy from the System.

6.	Conditions to Obligations.

a.	Conditions to Seller’s Obligations. Seller’s obligations under this Agreement are conditioned on the completion of the following conditions to Seller’s reasonable satisfaction on or before the Condition Satisfaction Date:

i.	Completion of a physical inspection of the Facility and the property upon which the Facility is located (the “Premises”) including, if applicable, geotechnical work, and real estate due diligence to confirm the suitability of the Facility and the Premises for the System;

ii.	Approval of (A) this Agreement and (B) the Construction Agreement (if any) for the System by Seller’s Financing Parties. “Construction Agreement” as used in this subsection means an agreement between Seller and any contractor or subcontractor to install the System;

iii.	Confirmation that Seller will obtain all applicable Environmental Incentives and Tax Credits;

iv.	Receipt of all necessary zoning, land use and building permits; and

v.	Execution of all necessary agreements with the Utility for interconnection of the System to Facility electrical system and/or the Utility’s electric distribution system.

b.	Failure of Conditions. If any of the conditions listed in subsection (a) are not satisfied by the Condition Satisfaction Date, the Parties will attempt in good faith to negotiate new dates for the satisfaction of the failed conditions. If the Parties are unable to negotiate new dates then Seller may terminate this Agreement upon ten (10) days written notice to Buyer without liability for costs or damages or triggering a default under this Agreement.

c.	Commencement of Construction. Seller’s obligation to commence construction and installation of the System is conditioned on Seller’s receipt of (A) proof of insurance for all insurance required to be maintained by Purchaser under this Agreement, (B) written confirmation from any person holding a mortgage, lien or other encumbrance over the Premises or the Facility, as applicable, that such person will recognize Seller’s rights under this Agreement for as long Seller is not in default hereunder and (C), a signed and notarized original copy of the easement agreement suitable for recording, substantially in the form attached hereto as Exhibit 6 (the “Easement Agreement”).

d.	Conditions to Purchaser’s Obligations. Purchaser’s obligations under Section 4(a) are conditioned on the occurrence of the Commercial Operation Date for the System by the Outside Commercial Operation Date.

7.	Seller’s Rights and Obligations.

a.	Permits and Approvals. Seller, with Purchaser’s reasonable cooperation, shall use commercially reasonable efforts to obtain, at its sole cost and expense:

i.	any zoning, land use and building permits, including HCAi; required to construct, install and operate the System; and

ii.	any agreements and approvals from the Utility necessary in order to interconnect the System to the Facility electrical system and/or the Utility’s electric distribution system.

Purchaser shall cooperate with Seller’s reasonable requests to assist Seller in obtaining such agreements, permits and approvals.

b.	Construction. Seller shall, at its sole cost and expense without reimbursement from Purchaser, develop, entitle,

Construct, install, operate and maintain the System on the Premises (the “Work”) in accordance with a mutually agreed upon construction schedule (the “Construction Schedule”). Service Provider shall: (i) conduct such inspections and investigations of the Premises as Service Provider deems necessary, including, without limitation, the physical, developmental and environmental conditions of the Premises, and shall rely upon same; (ii) prior to the commencement of construction of the System, have had the opportunity to conduct such investigations to satisfy itself as to the general condition of the Premises for the purposes of this Agreement; and, (iii) subject to the assumptions set forth in Exhibit 1 and any other written information provided by Purchaser to Seller regarding the Premises and the Facility, upon the commencement of construction of the System, it shall assume the risk that adverse matters, including adverse physical or constructions defects or adverse environmental, health or safety conditions, may not have been revealed by Seller’s inspections and investigations. Seller shall prosecute the Work in a prompt and diligent manner in accordance with the Construction Schedule, and shall use commercially reasonable efforts to cause installation of the System to be completed and to achieve commercial operation prior to the Anticipated Commercial Operation Date. Seller shall provide at least ten (10) days prior notice to Purchaser of any preparation work at the Premises. At all times during the course of construction, Seller shall perform the Work so as to maintain the Premises in a clean, safe and orderly condition. In performing all of its obligations under this agreement Seller shall comply with all Applicable Laws and permits, including any requirements related to operating a microgrid. Upon completion of the Work, Seller shall remove from the Premises all hazardous materials, temporary structures, debris and waste utilized or generated by the Work and clean all surfaces, fixtures, equipment, etc., affected by the performance of the Work. Seller shall effectually secure and protect the Premises both during and after construction of the System and assume full responsibility for the condition thereof.

“Applicable Law” means (a) any statute, law, rule, regulation, code, ordinance, judgment, decree, writ, order, concession, grant, franchise, license, agreement, directive, guidance, policy, requirement, or other governmental restriction of, or any binding interpretation or administration of any of the foregoing by, any Governmental Authority having jurisdiction over the relevant item, whether now or hereafter in effect or (b) any requirements or conditions on or with respect to the issuance, maintenance or renewal of any Permit, whether now or hereafter in effect.

“Governmental Authority” means any federal, state, county, or municipal government, any political subdivision thereof, or any other legislative, administrative, judicial, public, or statutory instrumentality, authority, body, agency, bureau, or entity, in each case having jurisdiction over the applicable subject matter or over this Agreement, the System or the Facility.

“Permit” means permits, approvals, clearances, and determinations issued by a Governmental Authority and which for this purpose, includes the issuance of “permission to operate” by the Utility or similar approval for the System to operate to generate electricity.

c.	Standard System Repair and Maintenance. During the Term, Seller will operate and perform all routine and emergency repairs to, and maintenance of, the System in order to keep the System in good working order and producing electric energy and capacity in accordance with manufacturers’ specifications at its sole cost and expense except for any repairs or maintenance resulting from Purchaser’s negligence, willful misconduct or breach of this Agreement. Seller shall not be responsible for any work done by others on any part of the System unless Seller authorizes that work in advance in writing. Seller shall not be responsible for any loss, damage, cost or expense arising out of or resulting from improper environmental controls or improper operation or maintenance of the System by anyone other than Seller or Seller’s contractors. If the System requires repairs for which Purchaser is responsible, Purchaser shall pay Seller for diagnosing and correcting the problem at Seller or Seller’s contractors’ then current standard rates. Seller shall provide Purchaser with reasonable notice prior to accessing the Facility to make standard repairs. In the event of (i) a failure by Seller to perform its obligations hereunder, (ii) an Event of Default by Seller, or (iii) an assignment by Seller, Purchaser may elect to (a) require Seller to assign all system operation, repair and maintenance to a third party qualified to perform such services as determined by Purchaser in its sole discretion and/or (b) perform any necessary repairs and maintenance it determines is required and offset any costs against future payments under this Agreement.

d.	Non-Standard System Repair and Maintenance. If Seller incurs incremental costs to maintain the System due to conditions at the Facility or due to the inaccuracy of any information provided by Purchaser and relied upon by Seller, the pricing, schedule and other terms of this Agreement will be equitably adjusted to compensate for any work in excess of normally expected work required to be performed by Seller. In such event, the Parties will negotiate such equitable adjustment in good faith.

e.	Breakdown Notice. Seller shall notify Purchaser within twenty-four (24) hours following Seller’s discovery of (i) any material malfunction in the operation of the System or (ii) an interruption in the supply of electrical energy from the System. Purchaser and Seller shall each designate personnel and establish procedures such that each Party may provide notice of such conditions requiring Seller’s repair or alteration at all times, twenty-four (24) hours per day, including weekends and holidays. Purchaser shall notify Seller immediately upon the discovery of an emergency condition affecting the System.

f.	Suspension. Notwithstanding anything to the contrary herein, Seller shall be entitled to suspend delivery of electricity from the System to the Delivery Point for the purpose of maintaining and repairing the System and such suspension of service shall not constitute a breach of this Agreement; provided, that Seller shall use commercially reasonable efforts to minimize any interruption in service to the Purchaser and that Seller shall not be entitled to payment for any energy that it does not deliver to Purchaser.

g.	Use of Contractors and Subcontractors. Seller shall be permitted to use contractors and subcontractors to perform its obligations under this Agreement, provided however, that such contractors and subcontractors shall be duly licensed and shall provide any work in accordance with applicable industry standards. Seller shall cause each of its contractors and subcontractors to, at a minimum, comply with the insurance and indemnity requirements of Seller set forth in this Agreement, insofar as such obligations relate to the Work performed by such contractors and subcontractors. Notwithstanding the foregoing, Seller shall continue to be responsible for the quality of the work performed by its contractors and subcontractors.

h.	Liens and Payment of Contractors and Suppliers. Seller shall pay when due all valid charges from all contractors, subcontractors and suppliers supplying goods or services to Seller under this Agreement and shall keep the Facility free and clear of any liens related to such charges, except for those liens which Seller is permitted by law to place on the Facility following non-payment by Purchaser of amounts due under this Agreement. Seller shall indemnify Purchaser for all claims, losses, damages, liabilities and expenses resulting from any liens filed against the Facility or the Premises in connection with such charges; provided, however, that Seller shall have the right to contest any such lien, so long as it provides a statutory bond or other reasonable assurances of payment that either remove such lien from title to the Facility and the Premises or that assure that any adverse judgment with respect to such lien will be paid without affecting title to the Facility and the Premises.

i.	No Warranty. NO WARRANTY OR REMEDY, WHETHER STATUTORY, WRITTEN, ORAL, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE SHALL APPLY. The remedies set forth in this Agreement shall be Purchaser’s sole and exclusive remedies for any claim or liability arising out of or in connection with this Agreement, whether arising in contract, tort (including negligence), strict liability or otherwise. [The Limited Warranty will provide Purchaser with a separate contract from this Agreement. No rights provided to Purchaser by the Limited Warranty may be asserted under this Agreement. No warranty is made in this Agreement. Therefore, any warranty claim must be made independently of this Agreement and will not affect Purchaser’s obligations under this Agreement.]

j.	Storage Guarantee. During the Term of this Agreement, the Storage Facility shall maintain an Efficiency Rate during each month of no less than the Guaranteed Efficiency Rate. If the Efficiency Rate during any month during the Delivery Term is less than the Guaranteed Efficiency Rate Seller shall owe Purchaser liquidated damages, as follows.

Multiplying (a) the total Charging Energy for such month by (b) the percentage amount by which such applicable Efficiency Rate is less than the Guaranteed efficiency rate by (c) 50% of the ten effective Contract Rate.

The Guaranteed Efficiency Rate during the term of this Agreement shall be as follows:

Contract Year 1 84.5

CY2	84.28
CY3	84.06
CY4	83.84
CY5	83.62
CY6	83.40
CY7	83.18
CY8	82.96
CY9	82.74
CY10	82.52

Same ..22 reduction for each additional year

8.	Purchaser’s Rights and Obligations.

a.	License[1] to the Premises; Facility Access Rights. Purchaser grants to Seller and to Seller’s agents, employees, contractors and assignees an irrevocable non-exclusive license running with the Premises (the “License”) for access to, on, over, under and across the Premises for the purposes of (i) installing, constructing, operating, owning, maintaining, accessing, removing and replacing the System; (ii) performing all of Seller’s obligations and enforcing all of Seller’s rights set forth in this Agreement; and (iii) installing, using and maintaining electric lines and equipment, including inverters and meters necessary to interconnect the System to Purchaser’s electric system at the Facility, to the Utility’s electric distribution system, if any, or for any other purpose that may from time to time be useful or necessary in connection with the construction, installation, operation, maintenance or repair of the System. Seller shall notify Purchaser prior to entering the Facility except in situations where there is imminent risk of damage to persons or property. The term of the License shall continue until the date that is one hundred and twenty (120) days following the date of expiration or termination of this Agreement (the “License Term”). During the License Term, Purchaser shall ensure that Seller’s rights under the License and Seller’s access to the Premises and the Facility are preserved and protected. Purchaser shall not interfere with nor shall permit any third parties to interfere with such rights or access. At request of Seller, Purchaser shall execute a memorandum of License, and which shall be in form and substance set forth Exhibit 5, or other form agreed to by the parties. Seller may, at its sole cost and expense, record such memorandum of License with the appropriate land registry or recorder’s office.

b.	OSHA Compliance. Both parties shall ensure that all Occupational Safety and Health Act (OSHA) requirements and other similar applicable safety laws or codes are adhered to in their performance under this Agreement.

c.	Maintenance of Facility. Purchaser shall, at its sole cost and expense, maintain the Facility in good condition and repair as required for performance under this Agreement. Purchaser will ensure that the Facility remains interconnected to the Utility’s electric distribution system at all times and will not cause cessation of electric service to the Facility from the Utility. Purchaser is fully responsible for the maintenance and repair of the Facility’s electrical system and of all of Purchaser’s equipment that utilizes the System’s outputs. Purchaser shall properly maintain in full working order all of Purchaser’s electric supply or generation equipment that Purchaser may shut down while utilizing the System. Purchaser shall promptly notify Seller of any matters of which it is aware pertaining to any damage to or loss of use of the System or that could reasonably be expected to adversely affect the System.

1 The Agreement provides for access to the Premises through a license. However, it is recognized that certain Sellers may prefer for access to the Premises to be provided through a lease or sublease.

d.	No Alteration of Facility. Purchaser shall not make any alterations or repairs to the Facility which could adversely affect the operation and maintenance of the System without Seller’s prior written consent which shall not be unreasonably withheld. If Purchaser wishes to make such alterations or repairs, Purchaser shall give prior written notice to Seller, setting forth the work to be undertaken (except for emergency repairs, for which notice may be given by telephone), and give Seller the opportunity to advise Purchaser in making such alterations or repairs in a manner that avoids damage to the System, but, notwithstanding any such advice, Purchaser shall be responsible for all damage to the System caused by Purchaser or its contractors. To the extent that temporary disconnection or removal of the System is necessary to perform such alterations or repairs, such work and any replacement of the System after completion of Purchaser’s alterations and repairs, shall be done by Seller or its contractors at Purchaser’s cost.

e.	Outages. Purchaser shall be permitted to be off line for a total of forty-eight (48) daylight hours (each, a “Scheduled Outage”) per calendar year during the Term, during which hours Purchaser shall not be obligated to accept or pay for electricity from the System; provided, however, that Purchaser must notify Seller in writing of each such Scheduled Outage at least forty-eight (48) hours in advance of the commencement of a Scheduled Outage. In the event that Scheduled Outages exceed a total of forty-eight (48) daylight hours per calendar year or there are unscheduled outages, in each case for a reason other than a Force Majeure event, Purchaser shall pay Seller an amount equal to the sum of (i) payments that Purchaser would have made to Seller hereunder for electric energy that would have been produced by the System during the outage; (ii) revenues that Seller would have received with respect to the System under the any rebate program and any other assistance program with respect to electric energy that would have been produced during the outage; (iii) revenues from Environmental Attributes that Seller would have received with respect to electric energy that would have been produced by the System during the outage; and (iv) Tax Credits that Seller (or, if Seller is a pass-through entity for tax purposes, Seller’s owners) would have received with respect to electric energy that would have been produced by the System during the outage. Determination of the amount of energy that would have been produced during the removal or disconnection shall be in accordance with the procedures in Section 10(b).

f.	Liens. Purchaser shall not directly or indirectly cause, create, incur, assume or allow to exist any mortgage, pledge, lien, charge, security interest, encumbrance or other claim of any nature on or with respect to the System or any interest therein provided however, that Purchaser shall have the right to encumber the Facility with any mortgage, pledge, lien, charge, security interest or other claim (a “Facility Lien”).Purchaser shall immediately notify Seller in writing of the existence of any such mortgage, pledge, lien, charge, security interest, encumbrance or other claim, shall promptly cause the same to be discharged and released of record without cost to Seller, and shall indemnify Seller against all costs and expenses (including reasonable attorneys’ fees) incurred in discharging and releasing any such mortgage, pledge, lien, charge, security interest, encumbrance or other claim. Notwithstanding anything else herein to the contrary, pursuant to Section 19(a), Seller may grant a lien on the System and may assign, mortgage, pledge or otherwise collaterally assign its interests in this Agreement and the System to any Financing Party.

g.	Security. Purchaser shall be responsible for using commercially reasonable efforts to maintain the physical security of the Facility against known risks and risks that should have been known by Purchaser. Purchaser will not conduct activities on, in or about the ~~Premises or~~ the Facility that have a reasonable likelihood of causing damage, impairment or otherwise adversely affecting the System.

h.	Insolation. Purchaser understands that unobstructed access to sunlight (“Insolation”) is essential to Seller’s performance of its obligations and a material term of this Agreement. Purchaser shall not in any way cause and, where possible, shall not in any way permit any interference with the System’s Insolation. If Purchaser becomes aware of any activity or condition that could diminish the Insolation of the System, Purchaser shall notify Seller immediately and shall cooperate with Seller in preserving the System’s existing Insolation levels. The Parties agree that reducing Insolation would irreparably injure Seller, that such injury may not be adequately compensated by an award of money damages, and that Seller is entitled to seek specific enforcement of this Section 8(h) against Purchaser.

i.	Data Line. Purchaser shall provide Seller a high speed internet data line during the Term to enable Seller to record the electric energy generated by the System. If Purchaser fails to provide such high speed internet data line, or if such line ceases to function and is not repaired, Seller may reasonably estimate the amount of electric energy that was generated and invoice Purchaser for such amount in accordance with Section 4.

j.	Breakdown Notice. Purchaser shall notify Seller within twenty-four (24) hours following the discovery by it of (i) any material malfunction in the operation of the System; or (ii) any occurrences that could reasonably be expected to adversely affect the System. Purchaser shall notify Seller immediately upon (i) an interruption in the supply of electrical energy from the System; or (ii) the discovery of an emergency condition respecting the System. Purchaser and Seller shall each designate personnel and establish procedures such that each Party may provide notice of such conditions requiring Seller’s repair or alteration at all times, twenty-four (24) hours per day, including weekends and holidays.

9.	Change in Law.

“Change in Law” means (i) the enactment, adoption, promulgation, modification or repeal after the Effective Date of any applicable law or regulation; (ii) the imposition of any material conditions on the issuance or renewal of any applicable permit after the Effective Date of this Agreement (notwithstanding the general requirements contained in any applicable Permit at the time of application or issue to comply with future laws, ordinances, codes, rules, regulations or similar legislation), or (iii) a change in any utility rate schedule or tariff approved by any Governmental Authority which in the case of any of (i), (ii) or (iii), establishes requirements affecting owning, supplying, constructing, installing, operating or maintaining the System, or other performance of the Seller’s obligations hereunder and which has a material adverse effect on the cost to Seller of performing such obligations; provided, that a change in federal, state, county or any other tax law after the Effective Date of this Agreement shall not be a Change in Law pursuant to this Agreement.

If any Change in Law occurs that has a material adverse effect on the cost to Seller of performing its obligations under this Agreement, then the Parties shall, within thirty (30) days following receipt by Purchaser from Seller of notice of such Change in Law, meet and attempt in good faith to negotiate amendments to this Agreement as are reasonably necessary to preserve the economic value of this Agreement to both Parties. If the Parties are unable to agree upon such amendments within such thirty (30) day period, then Seller shall have the right to terminate this Agreement without further liability to either Party except with respect to payment of amounts accrued prior to termination.

10.	Relocation of System.

a.	System Relocation. If Purchaser ceases to conduct business operations at the Facility, or otherwise vacates the Facility prior to the expiration of the Term, Purchaser shall have the option to provide Seller with a mutually agreeable substitute premises located within the same utility district as the terminated System or in a location with similar utility rates and Insolation. Purchaser shall provide written notice at least sixty (60) days but not more than one hundred eighty (180) days prior to the date that it wants to make this substitution. In connection with such substitution, Purchaser shall execute an amended agreement that shall have all of the same terms as this Agreement except for the (i) Effective Date; (ii) License, which will be amended to grant rights in the real property where the System relocated to; and (iii) Term, which will be equal to the remainder of the Term of this Agreement calculated starting at the shutdown of the System pursuant to such relocation, and shall toll until the relocated System achieves commercial operation of such new location. Such amended agreement shall be deemed to be a continuation of this Agreement without termination. In addition, Purchaser shall be obligated to provide a new executed and notarized easement agreement covering the substitute premises in form and content substantially similar to the Easement Agreement. Purchaser shall also provide any new consents, estoppels, or acknowledgments reasonably required by Financing Parties in connection with the substitute premises.

b.	Costs of Relocation. Purchaser shall pay all costs associated with relocation of the System, including all costs and expenses incurred by or on behalf of Seller in connection with removal of the System from the Facility and installation and testing of the System at the substitute facility and all applicable interconnection fees and expenses at the substitute facility, as well as costs of new title search and other out-of-pocket expenses connected to preserving and refiling the security interests of Seller’s Financing Parties in the System. In addition, Purchaser shall pay Seller an amount equal to the sum of (i) payments that Purchaser would have made to Seller hereunder for electric energy that would have been produced by the System during the relocation; (ii) revenues that Seller would have received with respect to the System under the any rebate program and any other assistance program with respect to electric energy that would have been produced during the relocation; ; (iii) revenues from Environmental Attributes that Seller would have received with respect to electric energy that would have been produced by the System during the relocation; and (iv) Tax Credits that Seller (or, if Seller is a pass-through entity for tax purposes, Seller’s owners) would have received with respect to electric energy that would have been produced by the System during the relocation. Determination of the amount of energy that would have been produced during the relocation shall be based, during the first Contract Year, on the estimated levels of production and, after the first Contract Year, based on actual operation of the System in the same period in the previous Contract Year, unless Seller and Purchaser mutually agree to an alternative methodology. “Contract Year” means the twelve month period beginning at 12:00 AM on the Commercial Operation Date or on any anniversary of the Commercial Operation Date and ending at 11:59 PM on the day immediately preceding the next anniversary of the Commercial Operation Date, provided that the first Contract Year shall begin on the Commercial Operation Date.

c.	Adjustment for Insolation; Termination. Seller shall remove the System from the vacated Facility prior to the termination of Purchaser’s ownership, lease or other rights to use such Facility. Seller will not be required to restore the Facility to its prior condition but shall promptly pay Purchaser for any damage caused by Seller during removal of the System, but not for normal wear and tear. If the substitute facility has inferior Insolation as compared to the original Facility, Seller shall have the right to make an adjustment to Exhibit 1 such that Purchaser’s payments to Seller are the same as if the System were located at the original Facility, increased to the extent necessary to compensate Seller for reduced revenues from Environmental Attributes and reduced Tax Credits that Seller (or, if Seller is a pass-through entity for tax purposes, Seller’s owners) receive as a result of the relocation. If Purchaser is unable to provide such substitute facility and to relocate the System as provided, any early termination will be treated as a default by Purchaser.

11.	Removal of System at Expiration.

Upon the expiration or earlier termination of this Agreement (provided Purchaser does not exercise its purchase option), Seller shall, at its expense, remove all of its tangible property comprising the System from the Facility on a mutually convenient date, but in no event later than One Hundred Twenty (120) days after the expiration of the Term. Excluding ordinary wear and tear, the Facility shall be returned to its original condition including the removal of System mounting pads or other support structures. In no case shall Seller’s removal of the System affect the integrity of Purchaser’s roof, which shall be as leak proof as it was prior to removal of the System and shall be flashed and/or patched to existing roof specifications. Seller shall leave the Facility in neat and clean order. If Seller fails to remove or commence substantial efforts to remove the System by such agreed upon date, Purchaser shall have the right, at its option, to remove the System to a public warehouse and restore the Facility to its original condition (other than ordinary wear and tear) at Seller’s cost. Purchaser shall provide sufficient space for the temporary storage and staging of tools, materials and equipment and for the parking of construction crew vehicles and temporary construction trailers and facilities reasonably necessary during System removal.

12.	Measurement.

Seller shall install one or more meter(s), as Seller deems appropriate, at or immediately before the Delivery Point to measure the output of the System. Such meter shall meet the general commercial standards of the solar photovoltaic industry or the required standard of the Utility. Seller shall maintain the meter(s) in accordance with industry standards and any applicable Utility requirements.

13.	Default, Remedies and Damages.

a.	Default. Any Party that fails to perform its responsibilities as listed below or experiences any of the circumstances listed below shall be deemed to be the “Defaulting Party”, the other Party shall be deemed to be the “Non-Defaulting Party”, and each event of default shall be a “Default Event”:

i.	failure of a Party to pay any amount due and payable under this Agreement, other than an amount that is subject to a good faith dispute, within ten (10) days following receipt of written notice from the Non-Defaulting Party of such failure to pay (“Payment Default”);

ii.	failure of a Party to substantially perform any other material obligation under this Agreement within thirty (30) days following receipt of written notice from the Non-Defaulting Party demanding such cure; provided, that such thirty (30) day cure period shall be extended (but not beyond ninety (90) days) if and to the extent reasonably necessary to cure the Default Event, if (A) the Defaulting Party initiates such cure within the thirty (30) day period and continues such cure to completion and (B) there is no material adverse effect on the Non-Defaulting Party resulting from the failure to cure the Default Event;

iii.	if any representation or warranty of a Party proves at any time to have been incorrect in any material respect when made and is material to the transactions contemplated hereby, if the effect of such incorrectness is not cured within thirty (30) days following receipt of written notice from the Non-Defaulting Party demanding such cure;

iv.	a Party becomes insolvent or is a party to a bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or any general assignment for the benefit of creditors or other similar arrangement or any event occurs or proceedings are taken in any jurisdiction with respect to the Party which has a similar effect, and, if any such bankruptcy or other proceedings were initiated by a third party, if such proceedings have not been dismissed within sixty (60) days following receipt of a written notice from the Non-Defaulting Party demanding such cure; or

v.	Purchaser prevents Seller from installing the System or otherwise failing to perform in a way that prevents the delivery of electric energy from the System. Such Default Event shall not excuse Purchaser’s obligations to make payments that otherwise would have been due under this Agreement.

b.	Remedies.

i.	Remedies for Payment Default. If a Payment Default occurs, the Non-Defaulting Party may suspend performance of its obligations under this Agreement. Further, the Non-Defaulting Party may (A) at any time during the continuation of the Default Event, terminate this Agreement upon five (5) days prior written notice to the Defaulting Party, and (B) pursue any remedy under this Agreement, at law or in equity, including an action for damages.

ii.	Remedies for Other Defaults. On the occurrence of a Default Event other than a Payment Default, the Non-Defaulting Party may (A) at any time during the continuation of the Default Event, terminate this Agreement or suspend its performance of its obligations under this Agreement, upon five (5) days prior written notice to the Defaulting Party, and (B) pursue any remedy under this Agreement, at law or in equity, including an action for damages. Nothing herein shall limit either Party’s right to collect damages upon the occurrence of a breach or a default by the other Party that does not become a Default Event

iii.	Damages Upon Termination by Default. Upon a termination of this Agreement by the Non-Defaulting Party as a result of a Default Event by the Defaulting Party, the Defaulting Party shall pay a Termination Payment to the Non-Defaulting Party determined as follows (the “Termination Payment”):

A.	Purchaser. If Purchaser is the Defaulting Party and Seller terminates this Agreement, the Termination Payment to Seller shall be equal to for any given Contract Year, the amount set forth on Exhibit 4, Attachment A attached hereto. The Parties agree that actual damages to Seller in the event this Agreement terminates prior to the expiration of the Term as the result of a Default Event by Purchaser would be difficult to ascertain, and the applicable Termination Payment is a reasonable approximation of the damages suffered by Seller as a result of early termination of this Agreement. The Termination Payment shall not be less than zero.

B.	Seller. If Seller is the Defaulting Party and Purchaser terminates this Agreement, the Termination Payment to Purchaser shall be equal to the sum of (1) the net present value (using a discount rate of five percent (5%)) of the excess, if any, of the reasonably expected cost of electric energy from the Utility over the Contract Price for the reasonably expected production of the System for the remainder of the Initial Term or the then current Additional Term, as applicable; (2) all costs reasonably incurred by Purchaser in re-converting its electric supply to service from the Utility; (3) any removal costs incurred by Purchaser, and (4) any and all other amounts previously accrued under this Agreement and then owed by Seller to Purchaser. The Termination Payment shall not be less than zero[2].

C.	Obligations Following Termination. If a Non-Defaulting Party terminates this Agreement pursuant to this Section 13(b), then following such termination, Seller shall, at the sole cost and expense of the Defaulting Party, remove the equipment (except for mounting pads and support structures) constituting the System. The Non-Defaulting Party shall take all commercially reasonable efforts to mitigate its damages as the result of a Default Event.

14.	Representations, Warranties and Covenants.

a.	General Representations and Warranties. Each Party represents and warrants to the other the following as of the Effective Date:

i.	Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation; the execution, delivery and performance by such Party of this Agreement have been duly authorized by all necessary corporate, partnership or limited liability company action, as applicable, and do not and shall not violate any law; and this Agreement is valid obligation of such Party, enforceable against such Party in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to creditors’ rights generally).

ii.	Such Party has obtained all licenses, authorizations, consents and approvals required by any Governmental Authority or other third party and necessary for such Party to own its assets, carry on its business and to execute and deliver this Agreement; and such Party is in compliance with all laws that relate to this Agreement in all material respects.

2 If Purchaser is also taking the Environmental Attributes, the cost of replacement Environmental Attributes will also have to be taken into account.

b.	Purchaser’s Representations, Warranties and Covenants. Purchaser represents and warrants to Seller the following as of the Effective Date and covenants that throughout the Term:

i.	License. Purchaser has title to or a leasehold or other property interest in the Premises. Purchaser has the full right, power and authority to grant the License contained in Section 8(a). Such grant of the License does not violate any law, ordinance, rule or other governmental restriction applicable to Purchaser or the Facility and is not inconsistent with and will not result in a breach or default under any agreement by which Purchaser is bound or that affects the Facility. If Purchaser does not own the Premises or Facility, Purchaser has obtained all required consents from the owner of the Premises and/or Facility to grant the License and enter into and perform its obligations under this Agreement.

ii.	Other Agreements. Neither the execution and delivery of this Agreement by Purchaser nor the performance by Purchaser of any of its obligations under this Agreement conflicts with or will result in a breach or default under any agreement or obligation to which Purchaser is a party or by which Purchaser or the Facility is bound.

iii.	Accuracy of Information. All information provided by Purchaser to Seller, as it pertains to the Facility’s physical configuration, Purchaser’s planned use of the Facility, and Purchaser’s estimated electricity requirements, is accurate in all material respects.

iv.	Purchaser Status. Purchaser is not a public utility or a public utility holding company and is not subject to regulation as a public utility or a public utility holding company.

v.	Hazardous Substances. There are no Hazardous Substances at, on, above, below or near the Premises.

vi.	No Pool Use. No electricity generated by the System will be used to heat a swimming pool.

Seller’s Representations and Warranties. Seller represents and warrants to Purchaser the following as of the Effective Date:

i. Seller shall obtain industry standard manufacturers’ warranties with respect to the System prior to the Commercial Operation Date;

ii. To Seller’s knowledge, there is no material adverse change that affects the creditworthiness of Seller or its subcontractors to perform Seller’s obligations under this Agreement; and

iv. Seller has the knowledge and experience to perform its obligations under this Agreement in a commercially reasonable manner; and

v. Seller has received adequate assurance from its financiers that required funding arrangements have been established.

vi. Seller shall construct, develop, maintain and operate the System in accordance with the practices, methods and acts engaged in or approved by a significant portion of the solar electrical utility industry or any of the practices, methods or acts, which, in the exercise of reasonable judgment in the light of the facts known or that should reasonably have been known at the time a decision is made, could have been expected to accomplish the desired result at a reasonable cost consistent with law, regulation, permits, codes, standards, equipment manufacturer’s recommendations, reliability, safety, environmental protection, economy, and expedition. Such practices, methods and acts are not intended to be the optimal practice, method or act to the exclusion of all others, but rather are intended to be any of the practices, methods or acts generally accepted for facilities similar to the System in the region in which the System is located during the relevant time period.

15.	System and Facility Damage and Insurance.

a.	System and Facility Damage.

i.	Seller’s Obligations. If the System is damaged or destroyed other than by Purchaser’s gross negligence or willful misconduct, Seller shall promptly repair and restore the System to its pre-existing condition; provided, however, that if more than fifty percent (50%) of the System is destroyed during the last five (5) years of the Initial Term or during any Additional Term, Seller shall not be required to restore the System, but may instead terminate this Agreement, unless Purchaser agrees (A) to pay for the cost of such restoration of the System or (B) to purchase the System “AS-IS” at the lesser of (1) the Fair Market Value of the System and (2) for any given Contract Year, the amount set forth on Exhibit 4, Attachment A attached hereto].

b.	Insurance Coverage. At all times during the Term, Seller and Purchaser shall maintain the following insurance:

i.	Seller’s Insurance. Seller shall maintain (A) property insurance on the System for the replacement cost thereof, (B) commercial general liability insurance with coverage of at least $1,000,000 per occurrence and $2,000,000 annual aggregate, (C) employer’s liability insurance with coverage of at least $1,000,000 and (iv) workers’ compensation insurance as required by law.

ii.	Purchaser’s Insurance. Purchaser shall maintain commercial general liability insurance with coverage of at least One Hundred Thousand dollars ($100,000) per occurrence and One Million dollars ($1,000,000) annual aggregate.

c.	Policy Provisions. All insurance policies provided hereunder shall (i) contain a provision whereby the insurer agrees to give the party not providing the insurance (A) not less than ten (10) days written notice before the insurance is cancelled, or terminated as a result of non-payment of premiums, or (B) not less than thirty (30) days written notice before the insurance is otherwise cancelled or terminated, (ii) be written on an occurrence basis, and (iii) be maintained with companies either rated no less than A-VII as to Policy Holder’s Rating in the current edition of A.M. Best’s Insurance Guide or otherwise reasonably acceptable to the other party.

d.	Certificates. Upon the other Party’s request each Party shall deliver the other Party certificates of insurance evidencing the above required coverage. A Party’s receipt, review or acceptance of such certificate shall in no way limit or relieve the other Party of the duties and responsibilities to maintain insurance as set forth in this Agreement.

e.	Deductibles. Unless and to the extent that a claim is covered by an indemnity set forth in this Agreement, each Party shall be responsible for the payment of its own deductibles.

16.	Ownership; Option to Purchase, EV Charging and Expansion.

a.	Ownership of System. Throughout the Term (except as otherwise permitted in Section 19), Seller shall be the legal and beneficial owner of the System at all times, including all Environmental Attributes (unless otherwise specified on Exhibit 1), and the System shall remain the personal property of Seller and shall not attach to or be deemed a part of, or fixture to, the Facility or the Premises. Each of the Seller and Purchaser agree that the Seller (or the designated assignee of Seller permitted under Section 19) is the tax owner of the System and all tax filings and reports will be filed in a manner consistent with this Agreement. The System shall at all times retain the legal status of personal property as defined under Article 9 of the Uniform Commercial Code. Purchaser covenants that it will use commercially reasonable efforts to place all parties having an interest in or a mortgage, pledge, lien, charge, security interest, encumbrance or other claim of any nature on the Facility or the Premises on notice of the ownership of the System and the legal status or classification of the System as personal property. If there is any mortgage or fixture filing against the Premises which could reasonably be construed as prospectively attaching to the System as a fixture of the Premises, Purchaser shall provide a disclaimer or release from such lienholder. If Purchaser is the fee owner of the Premises, Purchaser consents to the filing of a disclaimer of the System as a fixture of the Premises in the office where real estate records are customarily filed in the jurisdiction where the Facility is located. If Purchaser is not the fee owner, Purchaser will obtain such consent from such owner. Upon request, Purchaser agrees to deliver to Seller a non-disturbance agreement in a form reasonably acceptable to Purchaser from the owner of the Facility (if the Facility is leased by Purchaser), any mortgagee with a lien on the Premises, and other Persons holding a similar interest in the Premises. To the extent that Purchaser does not own the Premises or Facility, Purchaser shall provide to Seller immediate written notice of receipt of notice of eviction from the Premises or Facility or termination of Purchaser’s lease of the Premises and/or Facility.

b.	Option to Purchase. At the end of the [6th] and [10th] Contract Years[3], and at the end of the Initial Term and each Additional Term, so long as Purchaser is not in default under this Agreement, Purchaser may purchase the System from Seller on any such date for a purchase price equal to the Fair Market Value of the System. Purchaser must provide a notification to Seller of its intent to purchase at least ninety (90) days and not more than one hundred eighty (180) days prior to the end of the applicable Contract Year or the Initial Term or Additional Term, as applicable, and the purchase shall be complete prior to the end of the applicable Contract Year or the Initial Term or Additional Term, as applicable. Any such purchase shall be on an as-is, where-is basis, and Seller shall not provide any warranty or other guarantee regarding the performance of the System, provided, however, that Seller shall assign to Purchaser any manufacturers warranties that are in effect as of the purchase, and which are assignable pursuant to their terms.

c.	Determination of Fair Market Value. “Fair Market Value” means, in Seller’s reasonable determination, the lesser of: (i) the amount that would be paid in an arm’s length, free market transaction, for cash, between an informed, willing seller and an informed willing buyer, neither of whom is under compulsion to complete the transaction, taking into account, among other things, the age, condition and performance of the System and advances in solar technology, provided that installed equipment shall be valued on an installed basis, shall not be valued as scrap if it is functioning and in good condition and costs of removal from a current location shall not be a deduction from the valuation, and (ii) for any given Contract Year, the amount set forth on Exhibit 4, Attachment A attached hereto]. Seller shall determine Fair Market Value within thirty (30) days after Purchaser has exercised its option to Purchase the System. Seller shall give written notice to Purchaser of such determination, along with a full explanation of the calculation of Fair Market Value, including without limitation, an explanation of all assumptions, figures and values used in such calculation and factual support for such assumptions, figures and values. If Purchaser reasonably objects to Seller’s determination of Fair Market Value within thirty (30) days after Seller has provided written notice of such determination, the Parties shall select a nationally recognized independent appraiser with experience and expertise in the solar photovoltaic industry to determine the Fair Market Value of the System. Such appraiser shall act reasonably and in good faith to determine the Fair Market Value of the System based on the formulation set forth herein, and shall set forth such determination in a written opinion delivered to the Parties. The valuation made by the appraiser shall be binding upon the Parties in the absence of fraud or manifest error. The costs of the appraisal shall be borne by the Parties equally. Upon purchase of the System, Purchaser will assume complete responsibility for the operation and maintenance of the System and liability for the performance of the System, and Seller shall have no further liabilities or obligations hereunder.

d.	Electric Vehicle Charging and Expansion. NextNRG is pleased to expand microgrid services to include fleet fueling and electric vehicle charging upon request. NextNRG’s controller allows for the integration of electric vehicle charging and in particular, bi-directional wireless charging. NextNRG reserves the right to add electric vehicle infrastructure to it’s microgrid systems or to expand components of the microgrid.

17.	Indemnification and Limitations of Liability.

a.	General. Each Party (the “Indemnifying Party”) shall defend, indemnify and hold harmless the other Party and the directors, officers, shareholders, partners, members, agents and employees of such other Party, and the respective affiliates of each thereof (collectively, the “Indemnified Parties”), from and against all loss, damage, expense, liability and other claims, including court costs and reasonable attorneys’ fees (collectively, “Liabilities”) resulting from any third party actions relating to the breach of any representation or warranty set forth in Section 14 and from injury to or death of persons, and damage to or loss of property to the extent caused by or arising out of the negligent acts or omissions of, or the willful misconduct of, the Indemnifying Party (or its contractors, agents or employees) in connection with this Agreement; provided, however, that nothing herein shall require the Indemnifying Party to indemnify the Indemnified Party for any Liabilities to the extent caused by or arising out of the negligent acts or omissions of, or the willful misconduct of, the Indemnified Party. This Section 17(a) however, shall not apply to liability arising from any form of hazardous substances or other environmental contamination, such matters being addressed exclusively by Section 17(c).

b.	Notice and Participation in Third Party Claims. The Indemnified Party shall give the Indemnifying Party written notice with respect to any Liability asserted by a third party (a “Claim”), as soon as possible upon the receipt of information of any possible Claim or of the commencement of such Claim. The Indemnifying Party may assume the defense of any Claim, at its sole cost and expense, with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. The Indemnified Party may, however, select separate counsel if both Parties are defendants in the Claim and such defense or other form of participation is not reasonably available to the Indemnifying Party. The Indemnifying Party shall pay the reasonable attorneys’ fees incurred by such separate counsel until such time as the need for separate counsel expires. The Indemnified Party may also, at the sole cost and expense of the Indemnifying Party, assume the defense of any Claim if the Indemnifying Party fails to assume the defense of the Claim within a reasonable time. Neither Party shall settle any Claim covered by this Section 17(b) unless it has obtained the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall have no liability under this Section 17(b) for any Claim for which such notice is not provided if that the failure to give notice prejudices the Indemnifying Party.

3 Up to two option dates can be offered during the term, but for tax reasons, the first can be no earlier than the end of the sixth Contract Year.

c.	Environmental Indemnification. Seller shall indemnify, defend and hold harmless all of Purchaser’s Indemnified Parties from and against all Liabilities arising out of or relating to the existence at, on, above, below or near the Premises of any Hazardous Substance (as defined in Section 17(c)(i)) to the extent deposited, spilled or otherwise caused by Seller or any of its contractors or agents. Purchaser shall indemnify, defend and hold harmless all of Seller’s Indemnified Parties from and against all Liabilities arising out of or relating to the existence at, on, above, below or near the Premises of any Hazardous Substance, except to the extent deposited, spilled or otherwise caused by Seller or any of its contractors or agents. Each Party shall promptly notify the other Party if it becomes aware of any Hazardous Substance on or about the Premises or the Premises generally or any deposit, spill or release of any Hazardous Substance.

i.	“Hazardous Substance” means any chemical, waste or other substance (A) which now or hereafter becomes defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollution,” “pollutants,” “regulated substances,” or words of similar import under any laws pertaining to the environment, health, safety or welfare, (B) which is declared to be hazardous, toxic, or polluting by any Governmental Authority, (C) exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Authority, (D) the storage, use, handling, disposal or release of which is restricted or regulated by any Governmental Authority, or (E) for which remediation or cleanup is required by any Governmental Authority.

d.	Limitations on Liability.

i.	No Consequential Damages. Except with respect to indemnification for third party claims pursuant to this Section 17 and damages that result from the willful misconduct of a Party, neither Party nor its directors, officers, shareholders, partners, members, agents and employees subcontractors or suppliers shall be liable for any indirect, special, incidental, exemplary, or consequential loss or damage of any nature arising out of their performance or non-performance hereunder even if advised of such. The Parties agree that (1) in the event that Seller is required to recapture any Tax Credits or other tax benefits as a result of a breach of this Agreement by Purchaser, such recaptured amount shall be deemed to be direct and not indirect or consequential damages, and (ii) in the event that Seller is retaining the Environmental Attributes produced by the System, and a breach of this Agreement by Purchaser causes Seller to lose the benefit of sales of such Environmental Attributes to third parties, the amount of such lost sales shall be direct and not indirect or consequential damages.

ii.	.

18.	Force Majeure.

a.	“Force Majeure” means any event or circumstances beyond the reasonable control of and without the fault or negligence of the Party claiming Force Majeure. It shall include, without limitation, failure or interruption of the production, delivery or acceptance of electricity due to: an act of god; war (declared or undeclared); sabotage; riot; insurrection; civil unrest or disturbance; military or guerilla action; terrorism; economic sanction or embargo; civil strike, work stoppage, slow-down, or lock-out; explosion; fire; earthquake; abnormal weather condition or actions of the elements; hurricane; flood; lightning; wind; drought; the binding order of any Governmental Authority (provided that such order has been resisted in good faith by all reasonable legal means); the failure to act on the part of any Governmental Authority (provided that such action has been timely requested and diligently pursued); unavailability of electricity from the utility grid, equipment, supplies or products (but not to the extent that any such availability of any of the foregoing results from the failure of the Party claiming Force Majeure to have exercised reasonable diligence); and failure of equipment not utilized by or under the control of the Party claiming Force Majeure.

b.	Except as otherwise expressly provided to the contrary in this Agreement, if either Party is rendered wholly or partly unable to timely perform its obligations under this Agreement because of a Force Majeure event, that Party shall be excused from the performance affected by the Force Majeure event (but only to the extent so affected) and the time for performing such excused obligations shall be extended as reasonably necessary; provided, that: (i) the Party affected by such Force Majeure event, as soon as reasonably practicable after obtaining knowledge of the occurrence of the claimed Force Majeure event, gives the other Party prompt oral notice, followed by a written notice reasonably describing the event; (ii) the suspension of or extension of time for performance is of no greater scope and of no longer duration than is required by the Force Majeure event; and (iii) the Party affected by such Force Majeure event uses all reasonable efforts to mitigate or remedy its inability to perform as soon as reasonably possible. The Term shall be extended day for day for each day performance is suspended due to a Force Majeure event.

c.	Notwithstanding anything herein to the contrary, the obligation to make any payment due under this Agreement shall not be excused by a Force Majeure event that solely impacts Purchaser’s ability to make payment.

d.	If a Force Majeure event continues for a period of One Hundred Eighty (180) days or more within a twelve (12) month period and prevents a material part of the performance by a Party hereunder, then at any time during the continuation of the Force Majeure event, the Party not claiming the Force Majeure shall have the right to terminate this Agreement without fault or further liability to either Party (except for amounts accrued but unpaid).

19.	Assignment and Financing.

a.	Assignment. This Agreement may be assigned by Purchaser without the consent of Seller. This Agreement may not be assigned in whole or in part by Seller without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Seller may, without the prior written consent of Purchaser, (i) assign, mortgage, pledge or otherwise collaterally assign its interests in this Agreement and the System to any Financing Party, (ii) directly or indirectly assign this Agreement and the System to an affiliate or subsidiary of Seller, (iii) assign this Agreement and the System to any entity through which Seller is obtaining financing or capital for the System and (iv) assign this Agreement and the System to any person succeeding to all or substantially all of the assets of Seller (provided that Seller shall be released from liability hereunder as a result of any of the foregoing permitted assignments only upon assumption of Seller’s obligations hereunder by the assignee). In the event of any such assignment, the Seller shall be released from all its liabilities and other obligations under this Agreement. However, any assignment of Seller’s right and/or obligations under this Agreement, shall not result in any change to Purchaser’s rights and obligations under this Agreement. Purchaser’s consent to any assignment shall not be unreasonably withheld if Purchaser has been provided with reasonable proof that the proposed assignee (x) has comparable experience in operating and maintaining photovoltaic solar systems comparable to the System and providing services comparable to those contemplated by this Agreement and (y) has the financial capability to maintain the System and provide the services contemplated by this Agreement in the manner required by this Agreement. This Agreement shall be binding on and inure to the benefit of the successors and permitted assignees.

b.	Financing. The Parties acknowledge that Seller may obtain construction and long-term financing or other credit support from one or more Financing Parties. “Financing Parties” means person or persons providing construction or permanent financing to Seller in connection with construction, ownership, operation and maintenance of the System, or if applicable, means, if applicable, any person to whom Seller has transferred the ownership interest in the System, subject to a leaseback of the System from such person. Both Parties agree in good faith to consider and to negotiate changes or additions to this Agreement that may be reasonably requested by the Financing Parties; provided, that such changes do not alter the fundamental economic terms of this Agreement. In connection with an assignment pursuant to Section 19(a)(i)-(iv), Purchaser agrees to execute any consent, estoppel or acknowledgement in form and substance reasonably acceptable to such Financing Parties.

c.	Successor Servicing. The Parties further acknowledge that in connection with any construction or long term financing or other credit support provided to Seller or its affiliates by Financing Parties, that such Financing Parties may require that Seller or its affiliates appoint a third party to act as backup or successor provider of operation and maintenance services with respect to the System and/or administrative services with respect to this Agreement (the “Successor Provider”). Purchaser agrees to accept performance from any Successor Provider so appointed so long as such Successor Provider performs in accordance with the terms of this Agreement.

20.	Confidentiality and Publicity.

a.	Confidentiality. If either Party provides confidential information, including business plans, strategies, financial information, proprietary, patented, licensed, copyrighted or trademarked information, and/or technical information regarding the design, operation and maintenance of the System or of Purchaser’s business (“Confidential Information”) to the other or, if in the course of performing under this Agreement or negotiating this Agreement a Party learns Confidential Information regarding the facilities or plans of the other, the receiving Party shall (a) protect the Confidential Information from disclosure to third parties with the same degree of care accorded its own confidential and proprietary information, and (b) refrain from using such Confidential Information, except in the negotiation and performance of this Agreement, including but not limited to obtaining financing for the System. Notwithstanding the above, a Party may provide such Confidential Information to its, officers, directors, members, managers, employees, agents, contractors and consultants (collectively, “Representatives”), and affiliates, lenders, and potential assignees of this Agreement (provided and on condition that such potential assignees be bound by a written agreement or legal obligation restricting use and disclosure of Confidential Information). Each such recipient of Confidential Information shall be informed by the Party disclosing Confidential Information of its confidential nature and shall be directed to treat such information confidentially and shall agree to abide by these provisions. In any event, each Party shall be liable (with respect to the other Party) for any breach of this provision by any entity to whom that Party improperly discloses Confidential Information. The terms of this Agreement (but not its execution or existence) shall be considered Confidential Information for purposes of this Section 20(a), except as set forth in Section 20(b). All Confidential Information shall remain the property of the disclosing Party and shall be returned to the disclosing Party or destroyed after the receiving Party’s need for it has expired or upon the request of the disclosing Party. Each Party agrees that the disclosing Party would be irreparably injured by a breach of this Section 20(a) by the receiving Party or its Representatives or other person to whom the receiving Party discloses Confidential Information of the disclosing Party and that the disclosing Party may be entitled to equitable relief, including injunctive relief and specific performance, in the event of a breach of the provision of this Section 20(a). To the fullest extent permitted by applicable law, such remedies shall not be deemed to be the exclusive remedies for a breach of this Section 20(a), but shall be in addition to all other remedies available at law or in equity.

b.	Permitted Disclosures. Notwithstanding any other provision in this Agreement, neither Party shall be required to hold confidential any information that (i) becomes publicly available other than through the receiving Party, (ii) is required to be disclosed to a Governmental Authority under applicable law or pursuant to a validly issued subpoena (but a receiving Party subject to any such requirement shall promptly notify the disclosing Party of such requirement to the extent permitted by applicable law), (iii) is independently developed by the receiving Party or (iv) becomes available to the receiving Party without restriction from a third party under no obligation of confidentiality. If disclosure of information is required by a Governmental Authority, the disclosing Party shall, to the extent permitted by applicable law, notify the other Party of such required disclosure promptly upon becoming aware of such required disclosure and shall cooperate with the other Party in efforts to limit the disclosure to the maximum extent permitted by law.

21.	Goodwill and Publicity. Neither Party shall use any name, trade name, service mark or trademark of the other Party in any promotional or advertising material without the prior written consent of such other Party. The Parties shall coordinate and cooperate with each other when making public announcements related to the execution and existence of this Agreement, and each Party shall have the right to promptly review, comment upon and approve any publicity materials, press releases or other public statements by the other Party that refer to, or that describe any aspect of, this Agreement. Neither Party shall make any press release or public announcement of the specific terms of this Agreement (except for filings or other statements or releases as may be required by applicable law) without the specific prior written consent of the other Party. Without limiting the generality of the foregoing, all public statements must accurately reflect the rights and obligations of the Parties under this Agreement, including the ownership of Environmental Attributes and Environmental Incentives and any related reporting rights.

22.	Miscellaneous Provisions

a.	Choice of Law. The law of the state where the System is located shall govern this Agreement without giving effect to conflict of laws principles.

b.	Arbitration and Attorneys’ Fees. Any dispute arising from or relating to this Agreement shall be arbitrated in California. The arbitration shall be administered by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, and judgment on any award may be entered in any court of competent jurisdiction. If the Parties agree, a mediator may be consulted prior to arbitration. The prevailing party in any dispute arising out of this Agreement shall be entitled to reasonable attorneys’ fees and costs.

c.	Notices. All notices under this Agreement shall be in writing and shall be by personal delivery, facsimile transmission, electronic mail, overnight courier, or regular, certified, or registered mail, return receipt requested, and deemed received upon personal delivery, acknowledgment of receipt of electronic transmission, the promised delivery date after deposit with overnight courier, or five (5) days after deposit in the mail. Notices shall be sent to the person identified in this Agreement at the addresses set forth in this Agreement or such other address as either party may specify in writing. Each party shall deem a document faxed, emailed or electronically sent in PDF form to it as an original document.

d.	Survival. Provisions of this Agreement that should reasonably be considered to survive termination of this Agreement shall survive. For the avoidance of doubt, surviving provisions shall include, without limitation, Section 4 (Representations and Warranties), Section 7(h) (No Warranty), Section 15(b) (Insurance Coverage), Section 17 (Indemnification and Limits of Liability), Section 20 (Confidentiality and Publicity), Section 22(a) (Choice of Law), Section 22 (b) (Arbitration and Attorneys’ Fees), Section 22(c) (Notices), Section 22 (g) (Comparative Negligence), Section 22(h) (Non-Dedication of Facilities), Section 22(j) (Service Contract), Section 22(k) (No Partnership) Section 22(l) (Full Agreement, Modification, Invalidity, Counterparts, Captions) and Section 22(n) (No Third Party Beneficiaries).

e.	Further Assurances. Each of the Parties hereto agree to provide such information, execute and deliver any instruments and documents and to take such other actions as may be necessary or reasonably requested by the other Party which are not inconsistent with the provisions of this Agreement and which do not involve the assumptions of obligations other than those provided for in this Agreement, to give full effect to this Agreement and to carry out the intent of this Agreement.

f.	Right of Waiver. Each Party, in its sole discretion, shall have the right to waive, defer or reduce any of the requirements to which the other Party is subject under this Agreement at any time (other than with respect to and/or relating to the obligation to make any payment due under this Agreement); provided, however that neither Party shall be deemed to have waived, deferred or reduced any such requirements unless such action is in writing and signed by the waiving Party. No waiver will be implied by any usage of trade, course of dealing or course of performance. A Party’s exercise of any rights hereunder shall apply only to such requirements and on such occasions as such Party may specify and shall in no event relieve the other Party of any requirements or other obligations not so specified. No failure of either Party to enforce any term of this Agreement will be deemed to be a waiver. No exercise of any right or remedy under this Agreement by Purchaser or Seller shall constitute a waiver of any other right or remedy contained or provided by law. Any delay or failure of a Party to exercise, or any partial exercise of, its rights and remedies under this Agreement shall not operate to limit or otherwise affect such rights or remedies. Any waiver of performance under this Agreement shall be limited to the specific performance waived and shall not, unless otherwise expressly stated in writing, constitute a continuous waiver or a waiver of future performance.

g.	Comparative Negligence. It is the intent of the Parties that where negligence is determined to have been joint, contributory or concurrent, each Party shall bear the proportionate cost of any Liability.

h.	Non-Dedication of Facilities. Nothing herein shall be construed as the dedication by either Party of its facilities or equipment to the public or any part thereof. Neither Party shall knowingly take any action that would subject the other Party, or other Party’s facilities or equipment, to the jurisdiction of any Governmental Authority as a public utility or similar entity. Neither Party shall assert in any proceeding before a court or regulatory body that the other Party is a public utility by virtue of such other Party’s performance under this agreement. If Seller is reasonably likely to become subject to regulation as a public utility, then the Parties shall use all reasonable efforts to restructure their relationship under this Agreement in a manner that preserves their relative economic interests while ensuring that Seller does not become subject to any such regulation. If the Parties are unable to agree upon such restructuring, Seller shall have the right to terminate this Agreement without further liability, and Seller shall remove the System in accordance with Section 11 of this Agreement.

i.	Estoppel. Either Party hereto, without charge, at any time and from time to time, within five (5) business days after receipt of a written request by the other party hereto, shall deliver a written instrument, duly executed, certifying to such requesting party, or any other person specified by such requesting Party: (i) that this Agreement is unmodified and in full force and effect, or if there has been any modification, that the same is in full force and effect as so modified, and identifying any such modification; (ii) whether or not to the knowledge of any such party there are then existing any offsets or defenses in favor of such party against enforcement of any of the terms, covenants and conditions of this Agreement and, if so, specifying the same and also whether or not to the knowledge of such party the other party has observed and performed all of the terms, covenants and conditions on its part to be observed and performed, and if not, specifying the same; and (iii) such other information as may be reasonably requested by the requesting Party. Any written instrument given hereunder may be relied upon by the recipient of such instrument, except to the extent the recipient has actual knowledge of facts contained in the certificate.

j.	Service Contract. The Parties intend this Agreement to be a “service contract” within the meaning of Section 7701(e)(3) of the Internal Revenue Code of 1986. Purchaser will not take the position on any tax return or in any other filings suggesting that it is anything other than a purchase of electricity from the System.

k.	No Partnership. No provision of this Agreement shall be construed or represented as creating a partnership, trust, joint venture, fiduciary or any similar relationship between the Parties. No Party is authorized to act on behalf of the other Party, and neither shall be considered the agent of the other.

l.	Full Agreement, Modification, Invalidity, Counterparts, Captions. This Agreement, together with any Exhibits, completely and exclusively states the agreement of the Parties regarding its subject matter and supersedes all prior proposals, agreements, or other communications between the Parties, oral or written, regarding its subject matter. This Agreement may be modified only by a writing signed by both Parties.If any provision of this Agreement is found unenforceable or invalid, such unenforceability or invalidity shall not render this Agreement unenforceable or invalid as a whole. In such event, such provision shall be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law. This Agreement may be executed in any number of separate counterparts and each counterpart shall be considered an original and together shall comprise the same Agreement. The captions or headings in this Agreement are strictly for convenience and shall not be considered in interpreting this Agreement.

m.	Forward Contract. The transaction contemplated under this Agreement constitutes a “forward contract” within the meaning of the United States Bankruptcy Code, and the Parties further acknowledge and agree that each Party is a “forward contract merchant” within the meaning of the United States Bankruptcy Code.

n.	No Third Party Beneficiaries. Except for assignees, Financing Parties[,permitted under Section 19, this Agreement and all rights hereunder are intended for the sole benefit of the Parties hereto and shall not imply or create any rights on the part of, or obligations to, any other Person.

o.	Bonding.

i.	Performance bond liability. Any performance bond issued for a site or system will cease one (1) year from the completion of construction. If a warranty or guarantee is provided under the terms of this Agreement, the balance of any warranty or guarantee beyond one year term of the applicable performance bond shall continue to be guaranteed solely by Seller under the terms of this Agreement. The performance bond does not guarantee any property restorative requirements.

ii.	Payment bond liability. Any payment bond issued will cease at the termination of any time required by law.

iii.	Performance Guarantee. Neither payment bonds, whether for labor or materials, nor performance bonds are applicable to any specified performance guarantee.

Exhibit 4

Attachment A

Termination Payment

End of Exhibit 4

Exhibit 5

Form of Memorandum of License

NOTICE OF GRANT OF INTEREST IN REALTY

In accordance with the provisions of [________], notice is hereby given of that Solar Power Purchase Agreement dated as of [_________] for purchase and sale of electrical energy (the “Solar Agreement”), such Solar Agreement includes the grant of License to Seller, pursuant to the terms of the Solar Agreement. This notice may be executed in counterparts by the Parties to the Solar Agreement.

Parties to the Agreement:

Seller:	[_______]
[_______]
[_______]

Purchaser :	[_______]
[_______]
[_______]

Date of Execution of Solar Agreement:	[_______]

Description of Premises: See Exhibit 5, Attachment A

TERM OF AGREEMENT:

The term of the Agreement shall be until the last day of the calendar month in which the twenty-eigth (28th) anniversary of the Commercial Operation Date (as that term is defined in the Agreement) occurs, subject to any Additional Terms or early termination pursuant to the terms of the Agreement.

[signature pages follow]

Exhibit 5

Attachment A

Description of the Premises

408 kilo-Watt roof mounted solar, grid forming inverters and battery energy storage system synchronized with diesel generator design to provide at least 96 hours of backup power to the facility in times of grid outage.

End of Exhibit 5

Exhibit 6

Easement Agreement

This EASEMENT AGREEMENT (this “Agreement”) is made and entered into this 17th day of November, 2025 (the “Effective Date”), by and between FAMILY HEALTH AND HOUSING (“Grantor”),and NextNRG Sunnyside Microgrid LLC (“Grantee”).

Recitals

A. Grantor is the owner of those certain parcels or tracts of ground located in Parcel Map As Per Bk 120 P 15 16 Of Pm Lot 2, known as Lot 2 Block 120_, and more particularly described by metes and bounds on Attachment A attached hereto and incorporated herein (all of which parcels or tracts of ground are referred to herein as the “Premises”).

B. Grantor and Grantee entered into a certain Solar Power Purchase Agreement (the “Solar Agreement”) pursuant to which the Grantee has agreed to design, construct, install, operate and maintain a certain solar photovoltaic system on the Premises (the “System”) for the purpose of providing electric energy to portions of the facilities or facility (the “Facility”) located on the Premises.

C. Grantor desires to grant to Grantee the rights described herein for the purposes of designing, installing, operating, maintaining and removing the System on and from the Property.

Agreement

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth below, and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged and confirmed by Grantor, Grantor and Grantee hereby agree as follows:

1.	Grant of Easement. Grantor hereby grants and conveys unto Grantee, its successors and assigns, a non-exclusive easement for the period of time set forth herein, across, over, under and above the Facility in order to construct, install, alter, protect, repair, maintain, replace, operate, maintain and remove the System, including any related interconnection equipment and any facilities or equipment appurtenant thereto as Grantee may from time to time require. Grantor also hereby grants and conveys unto Grantee all other easements across, over, under and above the Property as reasonably necessary to provide access to and services reasonably required for Grantee’s performance under the Solar Agreement. The easements granted hereunder shall run with and burden the Property for the term of this Agreement.

2.	Term. This Agreement shall be for a period commencing on the Effective Date and expiring on the date that is the earlier of (a) the thirtieth (30th) anniversary of the Effective Date, and (b): one hundred twenty (120) days following expiration of the term of the Solar Agreement, and (c) earlier termination of the Solar Agreement due to default by Grantee thereunder. No delay or interruption by Grantee in the use or enjoyment of any right or easement hereby granted shall result in the loss, limitation or abandonment of any of the right, title, interest, easement or estate granted hereby.

3.	Obstructions. In addition to the rights afforded Grantee under the Solar Agreement, Grantee may from time to time remove structures, trees, bushes, or other obstructions within such portions of the Facility, and may level and grade such portions of the Property, to the extent reasonably necessary to carry out the purposes set forth herein; provided that Grantor gives its prior written consent to such removal, leveling or grading, such consent not to be unreasonably withheld, delayed or conditioned. Grantor covenants for itself, its heirs, successors and assigns that:

a.	Grantor will not build or place, or allow to be built or placed, any structure or obstruction of any kind within such portions of the Facility on which is located any portion of the System, including any related interconnection equipment; and

b.	if such a structure or obstruction is built or placed within any portion of the Facility on which is located any portion of the System, including any related interconnection equipment, Grantor will remove the same at the request of the Grantee at no cost to the Grantee. Grantee may erect a fence on such portions of the Property or the Facility on which any portion of the System, are located in order to exclude Grantor and others from accessing such areas provided that Grantor gives its prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

4.	Reservation of Rights. Grantor reserves the right to use or authorize others to use the Property and the Facility in any manner not inconsistent with or which will not unreasonably interfere with the rights granted herein, provided, however, that Grantor shall not, nor shall permit others to, disturb the System, including any related interconnection equipment, , in any way without prior written approval of the Grantee.

5.	Title. Grantor represents and warrants to Grantee that (a) Grantor holds fee simple title to the Premises, free and clear of all liens and any other encumbrances, and (b) no lien or other encumbrance to which the Premises is subject would reasonably be expected to adversely impact Grantee’s rights hereunder or under the Solar Agreement. Grantor further represents and warrants to Grantee that Grantor has the right to execute and deliver this Agreement and to grant to Grantee the easements and other rights hereunder, and that such grant does not, and will not, violate or breach Grantor’s organizational documents, any law, rule or regulation, or any contract, agreement or arrangement to which Grantor is a party or by or to which any of Grantor’s assets or properties, including the Premises or the Facility, is bound or subject. In the event that, after the date of this Agreement, Grantor duly grants a mortgage for additional value (the “Subsequent Mortgage”), Grantor shall, prior to and as a condition to the effectiveness of such grant of a mortgage, cause the mortgagee under the Subsequent Mortgage to execute and deliver to the Grantee an agreement, in customary form and in form and substance reasonably acceptable to Grantee, acknowledging the subordination of the Subsequent Mortgage to the grant of the easement pursuant to this Agreement (the “Subordination Agreement”).

6.	Recordation; Possession. This Agreement may be recorded against the Property by Grantee at Grantee’s sole cost and expense. Grantor covenants and agrees, for itself and its assigns and successors, that the Grantee shall be entitled to exercise its rights under this Agreement upon execution and delivery of this Agreement by the Parties hereto, whether or not this Agreement is recorded.

7.	Governing Law. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of California without regard to conflicts of law principles.

8.	Severability. All provisions of this Agreement are severable and the invalidity or unenforceability of any provision shall not affect or impair the validity or enforceability of the remaining provisions.

9.	Binding Effect; Successors and Assigns. Grantee shall have the right to assign, apportion, or otherwise transfer any or all of its rights, benefits, privileges, and interests arising in this Agreement in accordance with the terms of the Solar Agreement. Without limiting the generality of the foregoing, the rights and obligations of the Parties shall inure to the benefit of and be binding upon their respective successors and assigns. This Agreement may be amended, modified or terminated only by written instrument, executed and acknowledged by the Parties hereto.

10.	Headings. The headings used herein are for convenience only and are not to be used in interpreting this Agreement.

11.	Entire Agreement. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereto and supersedes any prior written or oral agreements with respect to the matters described herein.

12.	Amendments; Acknowledgments. Grantor shall cooperate in amending this Agreement from time to time to include any provision that may be reasonably requested by Grantee’s lender, any assignee of rights under this Agreement, or the lender of any assignee hereunder.

13.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed the original, but which together shall constitute one and the same instrument.

[signature pages follow]

Exhibit 6

Attachment A

Description of the Scope of Work

Sunnyside SOW (Scope of Work) Overview

The project includes the mounting, racking, panel and wiring for a 408.8kW solar installation using Solar Stack Non-Penetrating Mounts. Seller’s EPC Contractor will install a 550kW Emtel Graphene Energy Storage Solution with a 4-hour run time to shave Demand costs: EPC Contractor shall be responsible for:

●	Procurement and delivery of components related to install the Solar Panels and Inverters. EPC will also be required to procure electrical components to connect all (solar Panels, Inverters and Energy Storage.
●	Engineering/Permitting (HCAi).
●	Procurement of Solar Panels, Inverters, Energy Storage System
●	Installation of mounts on the roofs.
●	Installation of wiring from the 2 buildings to the 1 meter being offset along with all the electrical equipment, panels, disconnects and other solar equipment required.
●	Installation and commissioning of Emtel Energy Storage System and Emtel Controller (Note*-will integrate with the NextNRG Controller)
●	Integration of the Generac Generator (owner provided) (NextNRG Controller)
●	Wire and install entire system (Panels, Inverters, Energy Storage, Control system included with Energy Storage System)
●	Mechanical and electrical installation of all procured equipment for the Solar and Energy Storage system.
●	Testing and commissioning of the installed systems.
●	Coordination with utility representatives as required for interconnection compliance.
●	Interconnection with the Utility for system approval, activation and PTO.
●	Roof replacement with 80 mil TPO to support the Solar panels/mounts.
●	Providing necessary installation documentation, including as-built drawings and test results and training.
●	Site point of contact will identify with EPC Contractor, a suitable location for the staging of the project materials and equipment.

IN WITNESS WHEREOF, this Easement Agreement has been executed and delivered under seal on this _______ day of __________________, 20__.

GRANTOR:
Family Health and Housing
By:
Print Name:
Title:

STATE OF _______ :
ss.
COUNTY OF :

Be it Remembered, that on this ___ day of ___________________, 20__, before me, a Notary Public in and for the State and County aforesaid, personally appeared ____________, who acknowledged him/herself to be ______________ of _________________________, and that he/she as such ____________________, being authorized to do so, executed the foregoing instrument for the purposes therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public
My Commission expires:

GRANTEE:

NextNRG Sunnyside Microgrid LLC

By:
Print Name:	Michael D. Farkas
Title:	Executive Chairman and CEO

STATE OF _____________:
ss.
COUNTY OF:

Be it Remembered, that on this ___ day of ___________________, 20__, before me, a Notary Public in and for the State and County aforesaid, personally appeared ____________, who acknowledged him/herself to be ______________ of _________________________, and that he/she as such ____________________, being authorized to do so, executed the foregoing instrument for the purposes therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public

My Commission expires: